Zentek To Participate In The Industrial Tech Virtual
Conference Presented By Maxim Group LLC and Hosted by
M-Vest

Guelph, ON - March 17, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces its Chief Executive Officer, Greg Fenton, will present at the Industrial Tech Virtual Conference, presented by Maxim Group LLC and hosted by M-Vest, on Tuesday, March 21, 2023. Mr. Fenton will participate in a virtual fireside chat at 2 p.m. ET.

New technology combined with emerging trends in multiple industrial sectors will continue to create both opportunities and challenges for most of the companies participating in Maxim Group's Industrial Tech Virtual Conference. Maxim Group's introductions and panel discussions with company executives will highlight emerging sector trends and margin and revenue opportunities driven by new technology.

Maxim Group's Industrial Tech Virtual conference will be live on M-Vest.com. To attend, just sign up to become an M-Vest member.

Click Here to Reserve your seat

Panel Topics

9:00 a.m. ET - Drones & Industrial End Markets Panel

10:00 a.m. ET - Water Infrastructure & Technology Adoption

11:00 a.m. ET - Solar Project Development Trends

12:00 p.m. ET - Clean Energy Technology Adoption

1:00 p.m. ET - Modular Construction Technology & Trends

1:00 p.m. ET - Growing Opportunities in Medical & Industrial Tech Markets

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.